Exhibit (a)(5)(CLXLiii)

Oracle and PeopleSoft announced this morning the signing of a definitive agreement to merge our two companies. This transaction will put together under one roof the best and brightest talent in the enterprise software industry, and further enables the combined companies to accelerate investments in innovation and offer customers a superior solution at a lower price. Together we’re forming a company with more applications and database customers than any other company in the world. This marks a significant turning point in the evolution of the software industry.

While the last 18 months have been intense and often passionate, the boards and management teams of Oracle and PeopleSoft have jointly agreed to complete the transaction and pursue a timely integration. This integration process will ensure that employees are treated fairly, plans are clearly communicated, and all uncertainty comes to an end.

Shortly, you will be receiving regular and comprehensive communications from us on the integration process. However, it is important to ealize that nothing changes today; business should continue to operate as usual. Throughout the integration process, we must not lose sight of what brought us together today: our customers. Please continue to serve customers with the utmost professional respect, courtesy, and integrity. Attached is a Word document that summarizes key customer and product commitment messages that we hope you will relay to customers seeking more information.

I am sure that you have many questions for us, and we look forward to providing an online employee forum and making Oracle representatives available to respond to your inquiries. Please look for a communication in the near future that will provide guidance on where to turn.

Thank you in advance for your cooperation in this process, and we look forward to providing you with more detailed information shortly.

Larry Ellison

Oracle CEO

ORACLE CORPORATION

Key Customer and Product Commitment Messages

Following are key customer and product commitment messages to relay as part of the communications surrounding the Oracle-PeopleSoft transaction.

•	Committed to 100% customer retention and satisfaction. Oracle’s goal is to retain and keep satisfied 100% of the active PeopleSoft customer base. This will include a consistent and constant communications plan with customers, including the involvement of user group communities to understand and prioritize support and product requests. The combined company will dedicate significant resources to ensure that customers experience as little disruption as possible during the integration process after the merger is completed.

•	Grow combined organization to best serve customers. Oracle will seek to build a combined organization that puts together under one roof the best and brightest talent in the enterprise software industry. The much larger merged R&D organization will benefit PeopleSoft customers and enable the combined company to deliver on its new and existing product development commitments. The much larger merged support organization will also benefit PeopleSoft customers and ensure maximum customer satisfaction. Finally, we will also expanding the sales and professional services capacity in order to take advantage of PeopleSoft’s client relationships and industry expertise.

•	Continue to enhance and support the PeopleSoft products. The combined company will continue to enhance the PeopleSoft products for the foreseeable future. Oracle has committed to a 10-year support timeframe for PeopleSoft Enterprise version 8, and we will also provide a range of long-term support options for the EnterpriseOne product line as well as future product releases of Enterprise and EnterpriseOne. For World Software, Oracle anticipates adopting and continuing PeopleSoft’s current support policy. Oracle will also work with other relational database vendors, including IBM and Microsoft, to provide support to PeopleSoft customers. This support will continue as long as a working relationship can be maintained. Oracle also intends to continue supporting the EnterpriseOne and World Software products running on the IBM iSeries hardware platform, although IBM cooperation will be required.

•	Release a next version of both PeopleSoft Enterprise and EnterpriseOne. For the Enterprise and EnterpriseOne product lines, the combined company expects to develop and release a version 9 and version 6, respectively. The exact timing of the releases and what will be included has not been determined, but Oracle is committed to clearly communicating the product features and enhancements that will be incorporated based on current projects and discussions with customers and user groups. These development commitments will continue to preserve and enhance the value of customers’ existing investments in PeopleSoft products.

•	Create a successor product set that incorporates the best features of both companies’ products. The combined company expects to begin work after the acquisition is completed on a successor product set using Oracle products and infrastructure as the foundation and incorporating the best modules, features and usability characteristics of both companies’ products. The successor product set will be based on Java open standards. Functions that are incorporated from the PeopleSoft product lines will be rewritten into the successor product set.

ORACLE CORPORATION

•	Devote significant resources to build automated upgrade tools and scripts. For customers that wish to move to the successor product set, we will build automation scripts to isolate the data and customizations and make the upgrade as straightforward as possible. It will become easier to upgrade as the combined company and partners invest in migration technologies. Having access to development resources from both companies will enable Oracle to complete these tools quickly and efficiently.

•	Existing PeopleSoft customers will receive a like-for-like license exchange to the successor product set. PeopleSoft customers will have the opportunity, if and when they desire, to migrate to the successor product set. There will be no charge to PeopleSoft customers for exchanging their existing Enterprise, EnterpriseOne and World Software licenses for equivalent Oracle successor product licenses, as long as the customers are fully licensed and current on maintenance. This will also include the equivalent underlying database licenses that are required to run the products, if the customer was using an alternative database for the PeopleSoft application(s).

•	Provide ongoing resources for customer implementations. Customers will have the necessary resources available for their PeopleSoft product implementations. The PeopleSoft professional services organization will be available based on ongoing customer demand, and will also be trained on the Oracle E-Business Suite and successor product set. In addition, the combined company will work closely with PeopleSoft’s systems integrators to partner on current and future projects.

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